Exhibit 99.3

Fuling Global Inc. Clarifies Plans to Supply Leading U.S. Distributor Bunzl’s Western Region

ALLENTOWN, Pa., and TAIZHOU, China, Feb. 2, 2016 / PRNewswire/ -- Fuling Global Inc. (NASDAQ:FORK) ("Fuling Global" or the "Company"), a specialized producer and distributor of environmentally-friendly plastic serviceware, with precision manufacturing facilities in both the U.S. and China, today clarified its January 15, 2016 press release regarding its desire for its subsidiary Domo Industry Inc. (“Domo”) to supply disposable cutlery to the western region of Bunzl Distribution USA Inc. (“Bunzl USA”).

The earlier press release stated that Domo will begin supplying certain products from January 2016. While Domo stands ready to supply such products to the western region of Bunzl USA’s R3 Redistribution Division (“R3”), any such cooperation will depend on proposed orders from R3 and attractive bids from Domo, neither of which is guaranteed to occur. The parties have held exploratory discussions and R3 is willing to receive bids from Domo, but the parties do not have any agreement at this time.

About Bunzl Distribution USA, Inc.

Bunzl Distribution USA, Inc. (“Bunzl USA”) supplies a range of products including outsourced food packaging, disposable supplies, and cleaning and safety products to food processors, supermarkets, non-food retailers, convenience stores and other users. Based in St. Louis, Missouri, Bunzl USA is the largest division of Bunzl plc, an international distribution and outsourcing group listed on the London Stock Exchange. Bunzl USA owns and operates more than 100 warehouses that serve all 50 states and Puerto Rico, as well as Canada, the Caribbean and parts of Mexico. With more than 4,000 employees and 400,000-plus supply items, Bunzl USA is regarded as one of the leading suppliers in North America.

About Fuling Global Inc.

Fuling Global Inc. ("Fuling Global") is a specialized producer and distributor of environmentally friendly plastic serviceware, with precision manufacturing facilities in both the U.S. and China. The Company's plastic serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic products and are used by more than one hundred customers primarily from the U.S. and Europe, including Subway, Wendy's, Burger King, KFC (China only), Walmart, McKesson, and Woolworths. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, including any business with Bunzl USA or R3, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global's registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company:

Gilbert Lee, CFO

Email: ir@fulingplasticusa.com

Phone: +1-610-366-8070x1835

Web: http://ir.fulingglobal.com/

Investor Relations:

Tina Xiao

Weitian Group LLC

Email: fork@weitian-ir.com

Phone: +1-917-609-0333